PACIFIC WEBWORKS, INC. [logo]

November 5, 2008

Via EDGAR

Mark Kronforst, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561, 100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific Webworks, Inc.

Form 10-K for fiscal year ended December 31, 2007

Filed March 31, 2008

Dear Mr. Kronforst,

Pacific WebWorks, Inc. (the “Company”) is working diligently to prepare a response to your comment letter dated October 10, 2008.  However, due to circumstances beyond the Company’s control and the need to focus our efforts on the completion in a timely manner of our quarterly report for the period ended September 30, 2008, the Company has determined that we will be unable to complete a response to your comment letter by November 10, 2008.  Therefore, the Company respectfully requests an extension for our response until November 21, 2008.

Please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension of time to provide a response.

Sincerely,

/s/Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

voice: 801-578-9020

230 W 400 S.  1st. FLR

Salt Lake City, Utah 84111

www.pacificwebworks.com

fax: 801-578-9019